

December 12, 2014

<u>Via E-mail</u>
Mr. Ming Yang
Chief Financial Officer
China Biologic Products, Inc.
18th Floor, Jialong International Building
19 Chaoyang Park Road
Chaoyang District, Beijing 100125
People's Republic of China

Re: **China Biologic Products, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 12, 2014
File No. 1-34566

Dear Mr. Yang:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Liquidity and Capital Resources</u>
<u>Operating Activities, page 59</u>

1. In the last paragraph on page 59 you disclose that the increase in accounts receivable from December 31, 2012 to December 31, 2013 is in line with your increase in sales. Please demonstrate to us how this statement is true when it appears that your accounts receivable increased 54% from December 31, 2012 to December 31, 2013 and sales for the year 2013 were only 10% higher than 2012 and sales for the fourth quarter of 2013 were only 25% higher than the comparable period in 2012.

2. You also disclose that your accounts receivable turnover days decreased slightly from 28 days in 2012 to 26 days in 2013. Please tell us how you computed each of these figures and explain to us how they decreased given that the rate of increase in accounts receivable balance outstanding appears to be greater that the rate of increase of your sales.

Seasonality of our Sales, page 61

3. You disclose that your operating results and operating cash flows have historically not been subject to seasonal variations. If you are not subject to seasonality, please tell us why your net sales in the fourth quarter of 2013, 2012 and 2011 were 19.9%, 36.2% and 13.7% lower, respectively, than your corresponding third quarter net sales for each year as disclosed on page 66 and the corresponding disclosure in your 2012 Form 10-K. This trend also appears to continue into 2014 as based on the outlook guidance you provide in your third quarter 2014 earnings release it appears that you expect fourth quarter 2014 net sales to range from $54.7 million to $59.7 million a decrease of approximately 13% to 20% from third quarter 2014 net sales of $68.9 million. In your response tell us your consideration to disclose this trend in your filings or point us to the relevant disclosures already in your filings.

Controls and Procedures
Management's Report on Internal Control over Financial Reporting, page 66

4. Please confirm to us that you and KPMG applied the 1992 Framework issued by COSO and not the Updated Framework for assessments made after May 14, 2013.

Notes to Consolidated Financial Statements
Note 4 – Inventories, page F-14

5. You disclose that raw materials are comprised mainly of human blood plasma collected from your plasma collection stations. In your raw materials disclosure on page 11 you indicate that you maintain approximately six months of plasma production on hand. As human plasma has a definitive useful shelf-life, and as it appears from the cost of sales amount for the nine months ended September 30, 2014 as reported in your most recent Form 10-Q that you continue to have a significant amount of the inventory on hand at December 31, 2013 still on hand at September 30, 2014, please explain to us why you do not appear to have a significant allowance for excessive or obsolete inventory at either December 31, 2013 or September 30, 2014. In your response please tell us the shelf-life of your various components of inventory (i.e., raw material plasma, work-in-process and finished goods by product) and explain whether the processing of raw material into finished goods extends the shelf-life of the underlying plasma.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Senior Staff Accountant at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant